TRANSGLOBE ENERGY CORPORATION ANNOUNCES
AN OPERATIONS UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 30, 2017 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an operational update. All dollar values are expressed in US dollars unless otherwise stated.
Highlights

•	Company production for January 2017 averaged ~16,817 Boepd (~14,013 Bopd Egypt, ~2,804 Boepd Canada)

o	December 2016 average rate ~14,140 Boepd (13,074 Bopd Egypt, 1,066 Boepd* Canada)

o	Q4-2016 production averaged 12,882 Boepd (12,790 Bopd Egypt, 92 Boepd* Canada)

•	First oil production from North West Gharib ("NWG") concession late December 2016

o	NWG 3 on production ~1,000 Bopd flowing

•	Drilled 3 wells since mid-quarter update (December 20, 2016) resulting in one oil discovery (NWG 26ST), one oil well (Arta 74) and one dry hole (SWG 2)
*Includes 12 days of Canadian production (December 20 to December 31, 2016) for the respective period.
OPERATIONS UPDATE
Production
Total Company production averaged 16,817 Boepd in January, comprised of 14,013 Bopd in Egypt and 2,804 Boepd in Canada (60% oil and liquids).
In Egypt production averaged 14,013 Bopd in January with the addition of ~1,000 Bopd from NWG 3 in late December. Production in Q4-2016 averaged 12,790 Bopd in line with guidance for the quarter. Monthly production averaged 12,248 in October, 13,058 Bopd in November and 13,074 Bopd in December, with a year-end final week exit rate above 13,800 Bopd.
The NWG development plan for the NWG 3, NWG 16 and NWG 38 area was approved on December 10th. The Company completed the NWG 3 early production facility (“EPF”) in mid-December. NWG 3 has been producing at a stabilized average flowing rate of ~1,000 Bopd since December 26th. The well was briefly shut in for a multi-rate flow test and build-up in mid-January to provide additional reservoir information. It is expected that NWG 3 will eventually require a downhole pump similar to wells in the East Arta and Arta pools to the South.
Production from the NWG EPF is trucked to the Company’s pipeline terminal at West Bakr K Station. The Company’s entitlement oil from NWG will be lifted and sold with the Company’s West Gharib and West Bakr entitlement oil as part of the Ras Gharib blend.
In Canada, production has averaged approximately 2,804 Boepd in January following the closing of the acquisition on December 20, 2016.

Marketing
The Company arranged for the sale of ~350,000 barrels of production in Q1-2017 in equal monthly allotments. Proceeds for sales in Q1 are expected to be in the range of ~$15 to $17 million depending on Dated Brent and Ras Gharib pricing. In addition, the Company finalized a 2017 lifting schedule with EGPC for three cargos which are scheduled for Q2 (June), Q3 and Q4-2017. The Company is in advanced discussions to finalize a long term marketing arrangement with an international crude oil marketing firm. A typical Ras Gharib cargo lifting is 500-540 Mbbls. At year-end 2016, the Company had an estimated 1.25 million entitlement barrels in inventory.
2016/17 Drilling Program Eastern Desert
Subsequent to the mid-Q4 press release (December 20, 2016) the Company drilled an additional three wells resulting in one oil discovery (NWG 26 ST), one development oil well (Arta 74) and one dry hole (SWG 2). Currently one rig is drilling an exploration well at SWG 4 targeting a pre-rift prospect and a second drilling rig is drilling NWG 28 targeting a Miocene prospect south of the West Bakr K field.
Arta 74 was drilled to a total depth of 4,167 feet and encountered 105 feet of gross reservoir with 56 feet net oil pay in the Arta Red Bed pool based on internal estimates. The well is scheduled for completion and initial production in February.
NWG 26 ST (side-track) was drilled to a total depth of 4,105 feet targeting a potential Red Bed discovery at NWG 26 which had been abandoned due to hole conditions. The NWG 26ST well encountered approximately 155 feet of gross Red Bed conglomerates with 36 feet of net oil pay based on internal estimates. It is expected that the tighter conglomerate encountered in NWG 26 ST will require a fracture stimulation, similar to the Red Bed conglomerates in the West Gharib concession.
SWG 2 was drilled to a total depth of 7,340 feet targeting Pre-rift Matulla/Raha/Nubia clastic structures. The well encountered minor hydrocarbon shows while drilling however reservoir sands were wet. The well was plugged and abandoned.
In addition, the Company has received access approvals on 28 appraisal and exploration wells in NWG focused on the Red Bed discoveries at NWG 27 NWG 38, NWG 26 ST and additional untested exploration prospects located immediately adjacent to the NWG 3/38 development lease.
Western Desert Activities
At South Alamein, the Company is finalizing an initial drilling program targeting the Boraq area of the concession. The initial drilling campaign will consist of one well on the Boraq structural complex plus re-entering the Boraq 2 discovery well for additional testing. The Company completed mine/ordinance clearance and is finalizing contracts for the 2017 campaign. Successful appraisal wells could lead to filing a Boraq development plan as early as Q2/Q3-2017 with first production targeted to year-end 2017/early 2018. In parallel, the Company will evaluate the remaining exploration prospects on the concession, targeting an exploration drilling program commencing in late 2017 and extending into 2018. The South Alamein Concession was acquired in July 2012 and contains the Boraq 2X discovery (see May 1, 2012 press release for more details) and several additional exploration targets. The Boraq 2X discovery tested approximately 1,600 Bopd from two zones. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown during a 28 hour drill stem test (DST). A secondary Cretaceous zone tested at a rate of 274 Bopd of 32-35 API oil and 4% water during a 23 hour DST. Test rates are not necessarily indicative of long-term performance or ultimate recovery but it is anticipated that the well should be capable of producing approximately 1,600 Bopd.
At Northwest Sitra, the Company mobilized crews to commence a 600 km2 3-D seismic acquisition program. Mine clearance is complete and surveying is underway. It is expected that field acquisition will be completed by April/May.
Convertible Debenture Refinancing
The Company is in advanced stages of finalizing a re-financing of the Convertible Debentures maturing on March 31, 2017 and expects to provide further details in mid-February.
About TransGlobe
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, anticipated drilling and completion plans, including, the Company's belief that NWG 3 will eventually require a downhole pump; expected proceeds from the sale of production in Q1 2017 depending on Dated Brent and Ras Gharib pricing; anticipated 2017 lifting schedule with EGPC for three cargos; the status of the Company's discussions to finalize a long term marketing arrangement with an international crude oil marketing firm; the Company's estimated entitlement barrels in inventory at year-end 2016; the Company's initial drilling program targeting the Boraq area on the South Alamein Concession, including the anticipated number of wells, potential timing of filing a Boraq development plan and targeted timing of first production and the Company's plans to evaluate the remaining exploration prospects on the concession and the targeted timing of commencement of an exploration drilling program; expected timing of completion of field acquisition at Northwest Sitra; the status of the Company's refinancing of its convertible debentures and expected timing of announcement of further details; and other matters. In addition, statements relating to "reserves" are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. The recovery and reserve estimates of TransGlobe's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
Boepd    barrels of oil equivalent per day

For further information, please contact: Investor Relations Steve Langmaid Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com